Via Facsimile and U.S. Mail
Mail Stop 6010

August 16, 2006

Mr. Ronald E. Pauli
Chief Financial Officer
Abraxis BioScience, Inc.
11777 San Vicente Boulevard
Suite 550
Los Angeles, CA 90049

> **Re:** **Abraxis BioScience, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 10, 2006**
> **File No. 000-33407**

Dear Mr. Pauli:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 9A. Controls and Procedures, page 77

(a) Evaluation of disclosure controls and procedures

1. Your disclosure is not in compliance with Item 307 of Regulation S-K. Please revise your disclosure to indicate whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report in accordance with Item 307 of Regulation S-K. Additionally, revise your disclosure to cite the correct Exchange Act Rules that define disclosure controls and procedures, Rules 13a-15(e) and 15d-15(e).

Exhibits 31.1 and 31.2

2. Since you are a Large Accelerated Filer and include Management's Report on Internal Controls over Financial Reporting in your 2005 Form 10-K, please revise your certifications to be worded exactly as set forth in Item 601(b)(31) of Regulation S-K. Your certifications omit the language covering internal controls over financial reporting in paragraphs 4 and 4(b).

Please amend your Form 10-K for the year ended December 31, 2005 and respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response .You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant